FORM 11-K
                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934



{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


       For the fiscal year ended:   November 29, 2002


OR

{   } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934
(NO FEE REQUIRED)

For the transition period from _______________ to ______________
Commission file number  1-5197


A. Full title of the plan and address of the plan, if different from that of the issuer below:

Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Plymouth Rubber Company, Inc., 104 Revere Street, Canton, Massachusetts 02021

            REPORT OF INDEPENDENT ACCOUNTANTS





TO THE ADMINISTRATOR OF
PLYMOUTH RUBBER COMPANY
RETIREMENT SAVINGS AND
PROFIT SHARING PLAN AND TRUST
Canton, Massachusetts  02021

  We have audited the accompanying statements of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

  Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental material is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental material has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ Morris & Morris, P.C.
    Morris & Morris. P.C.

    Needham Heights, Massachusetts
    June 12, 2003

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                           December 31
                                                    -------------------------
                                                        2002         2001
                                                    -----------   -----------
ASSETS

Investments, at Market                             $  7,616,494  $  9,329,492

Contributions Receivable                                 65,860        61,502

Cash and Equivalents                                  1,683,239     2,002,581
                                                    -----------   -----------
    TOTAL ASSETS                                   $  9,365,593  $ 11,393,575
                                                    ===========   ===========

NET ASSETS AVAILABLE FOR PLAN BENEFITS

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $  9,365,593  $ 11,393,575
                                                    ===========   ===========


















           The accompanying notes and independent auditors' report are an integral part of the financial statements.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND  PROFIT SHARING PLAN AND TRUST

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                            Years Ended
                                                            December 31
                                                    -------------------------
                                                       2002          2001
                                                    -----------   -----------
ADDITIONS:

INVESTMENT INCOME:
  Net Unrealized (Depreciation)
    in Fair Value of Investments                   $   (492,729) $   (622,218)
  Net Realized (Loss) Upon Disposition
    of Investments                                   (1,310,679)     (482,160)
  Dividend Income                                       119,918       179,077
  Interest Income                                        33,116        52,462
  Employee Rollover                                           -         1,338
                                                    -----------   -----------
    SUBTOTAL INVESTMENT (LOSS)                       (1,650,374)     (871,501)
                                                    -----------   -----------
CONTRIBUTIONS:
  Participant Contributions                             828,461       926,809
                                                    -----------   -----------
    SUBTOTAL CONTRIBUTIONS                              828,461       926,809
                                                    -----------   -----------
      TOTAL ADDITIONS                                  (821,913)       55,308
                                                    -----------   -----------
DEDUCTIONS:

  Benefits Paid                                       1,203,468     1,425,427
  Investment Fees                                         2,601         2,199
                                                    -----------   -----------
                                                      1,206,069     1,427,626
                                                    -----------   -----------
    Net (Deductions)                                 (2,027,982)   (1,372,318)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  Beginning of Year                                  11,393,575    12,765,893
                                                    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  End of Year                                      $  9,365,593  $ 11,393,575
                                                     ==========   ===========


           The accompanying notes and independent auditors' report are an integral part of the financial statements.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                   Years Ended December 31, 2002 and 2001


A.  DESCRIPTION OF THE PLAN:

The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

  1.  General Information:

Plymouth Rubber Company, Inc. (the Company), as Plan sponsor, adopted the CitiStreet Prototype Defined Contribution Plan as its
Plan. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan is established under provisions of
Section 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income
Security Act of 1974 (ERISA), and as amended subsequent thereto.
Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan, whereby contributions are made through payroll deductions.

  2.  Administration

The Plan is administered by the Company in accordance with the Plan Agreement. Trustees consist of designated Company directors and officers. The Plan's recordkeeper is CitiStreet. The Plan's assets are held in trust by State Street Bank & Trust Company. Expenses for recordkeeping and benefit distributions of the Plan are paid by the Company.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                   Years Ended December 31, 2002 and 2001


A.  DESCRIPTION OF THE PLAN: (Continued)

  3.  Eligibility

An employee is eligible to participate in the compensation deferral contribution arrangement upon the completion of one month of continuous service and attainment of age 21.

An employee is eligible to receive a matching employer contribution under the plan upon the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

  4.  Contributions

Each year, participants may contribute up to seventeen percent (17%) of their annual before-tax compensation, as defined in the Plan Agreement. Before-tax contributions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.

  5.  Vesting

Participants become vested in the Company-discretionary contributions, plus actual earnings thereon, based upon years of service to the Company as follows:

                                           Vested
    Years of Service                     Percentage

  Less than one year                          0 %
  1 year but less than 2 years                0
  02 years but less than 3 years              20
  3 years but less than 4 years              40
  4 years but less than 5 years              60
  5 years or more                           100

A participant is always fully vested in his or her voluntary contributions and earnings thereon.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                   Years Ended December 31, 2002 and 2001


A.  DESCRIPTION OF THE PLAN: (Continued)

  6.  Participant Accounts

Each participant's account is credited with his or her contribution, and an allocation of both the Company's contribution and the current year's plan earnings. Allocations are based upon each participant's qualified compensation and account balances, as defined. The benefit to which a participant is entitled is the vested portion of that participant's account.

  7.  Participant Loans

    Participants may borrow amounts not to exceed the lesser of fifty percent (50%) of the participant's vested account balance, or $50,000 reduced by the highest outstanding loan balance during the preceding twelve (12) months. Participants may take up to two loans in a calendar year, but may not have more than one loan outstanding at a time. Repayment terms of the loans are determined by each employee, but generally may not exceed sixty
(60) months, and must bear a reasonable rate of interest.

  8.  Payment of Benefits

Upon termination of service, due to death, disability or retirement, or financial hardship, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account balance. If the participant's account balance is in excess of certain limitations, the participant may elect to have the Plan continue to administer their account balance.

  9.  Plan Amendment and Termination

The Company intends to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                   Years Ended December 31, 2002 and 2001


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  1.    Method of Accounting

The financial statements have been prepared using the accrual-basis method of accounting.

  2.    Investment Valuation

The value of investments, other than cash and equivalents, is based on the closing price on December 31, 2002 and 2001, respectively, as received from the State Street Bank & Trust
Company.

Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is computed based upon the difference between net sales price and ERISA Value.

Investments at year-end are reported at market value (ERISA Value). ERISA Value for investments is determined by adjusting current year purchases or prior year market value (ERISA Value) to market value at the end of the Plan year. ERISA Value is then used as the basis for transactions for the following year.

In accordance with the policy of stating investments at market value, net unrealized gain or loss on investments for the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

  3.    Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at December 31, 2002 and 2001, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                   Years Ended December 31, 2002 and 2001


B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

  4.    Income Taxes

The Plan's Prototype (non-standardized) has received a favorable determination letter from the Internal Revenue Service dated
December 9, 1996, with respect to the tax-exempt status of the Plan.

C.  CONTRIBUTION DUE FROM EMPLOYER:

The Company's Board of Directors voted not to make discretionary contributions on behalf of the Company, to the Plan for the years ended December 31, 2002 and 2001.

D.  CASH AND EQUIVALENTS:

                                                   December 31
                                            -------------------------
                                                2002          2001
                                            -----------   -----------
        State Street Bank & Trust Company  $  1,683,239  $  2,002,581
                                            ===========   ===========
E.  NOTES RECEIVABLE - PARTICIPANTS:

                                                   December 31
                                            -------------------------
                                                2002          2001
                                            -----------   -----------
  Balance, Beginning of Year               $    655,960  $    801,301

  Plus:  Loans Issued                           299,277       268,505
  Less:  Loan Repayments                       (325,795)     (413,846)
                                            -----------   -----------
  Balance, End of Year                     $    629,442  $    655,960
                                            ===========   ===========

Interest earned on employee fund loans amounted to $33,116 and $52,462, respectively, for the years ended December 31, 2002 and 2001, and is included in interest income.

                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

                       NOTES TO FINANCIAL STATEMENTS

                   Years Ended December 31, 2002 and 2001


F.  CONCENTRATION OF CREDIT RISK:

The Plan maintains its cash in various bank accounts, which at times, may exceed federally insured limits. Cash Equivalents and Investments include money market funds and investments in mutual funds, common stocks and bonds, which are not insured by the FDIC or otherwise guaranteed by the U.S. Government. The Plan has not experienced any losses in such accounts. Management believes that the Plan is not exposed to any significant credit risk in connection with cash, cash equivalents or investments.

G.  SUMMARY OF INVESTMENTS:

                            December 31, 2002           December 31, 2001
                      --------------------------   --------------------------
                         Cost          Market         Cost          Market
                      ------------   -----------   ------------   -----------
  Mutual Funds       $  10,850,701  $  6,919,567  $  11,259,257  $  8,622,660

  Notes Receivable
    - Participants         629,442       629,442        655,960       655,960

  Party-in-Interest
    Investments            221,193        67,485        216,259        50,872
                      ------------   -----------   ------------   -----------
    TOTALS           $  11,701,336  $  7,616,494  $  12,131,476  $  9,329,492
                      ============   ===========   ============   ===========

                            SUPPLEMENTAL MATERIAL

                                  PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2002
                                               PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------

                                  MONEY MKT    INTERMEDIATE    GROWTH &       S & P    DISCIPLINE
                                    FUND           FUND      INCOME FUND       500     EQUITY FUND
                                  ----------    -----------    ----------   ---------   ----------
    ASSETS
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds  $         -   $  1,006,320   $ 2,424,216  $  282,783  $ 3,119,211
   Plymouth Rubber Company Stock           -              -             -           -            -
   Participant Notes Receivable            -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Investments                     -      1,006,320     2,424,216     282,783    3,119,211
                                  ----------    -----------    ----------   ---------   ----------

RECEIVABLES:
   Employer's Contribution                 -              -             -           -            -
   Participant's Contribution              -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Receivables                     -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

CASH                               1,683,239              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Assets                  1,683,239      1,006,320     2,424,216     282,783    3,119,211
                                  ----------    -----------    ----------   ---------   ----------
 LIABILITIES

LIABILITIES                                -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

NET ASSETS AVAILABLE
    FOR BENEFITS                 $ 1,683,239   $  1,006,320   $ 2,424,216  $  282,783  $ 3,119,211
                                  ==========    ===========    ==========   =========   ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2002

                                               PARTICIPANT DIRECTED
                                   -----------------------------------------------------------------------------
                                                                           PARTICIPANT
                                       LS     PRC A STOCK   PRC B STOCK      NOTES
                                    BALANCED      FUND          FUND       RECEIVABLE      OTHER        TOTAL
                                   ---------    --------     ---------     ----------     --------   -----------
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds   $   87,037  $        -    $        -    $         -    $       -  $  6,919,567
   Plymouth Rubber Company Stock           -      54,258        13,227              -            -        67,485
   Participant Notes Receivable            -           -             -        629,442            -       629,442
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Investments                87,037      54,258        13,227        629,442            -     7,616,494
                                   ---------    --------     ---------     ----------     --------   -----------
RECEIVABLES:
   Employer's Contribution                 -           -             -              -            -             -
   Participant's Contribution              -           -             -              -       65,860        65,860
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Receivables                     -           -             -              -       65,860        65,860
                                   ---------    --------     ---------     ----------     --------   -----------

CASH                                       -           -             -              -            -     1,683,239
                                   ---------    --------     ---------     ----------     --------   -----------

     Total Assets                     87,037      54,258        13,227        629,442       65,860     9,365,593
                                   ---------    --------     ---------     ----------     --------   -----------

 LIABILITIES

LIABILITIES                                -           -             -              -            -             -
                                   ---------    --------     ---------     ----------     --------   -----------

NET ASSETS AVAILABLE
    FOR BENEFITS                  $   87,037  $   54,258    $   13,227    $   622,442    $  65,860  $  9,365,593
                                   =========    ========     =========     ==========     ========   ===========


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2001
                                               PARTICIPANT DIRECTED
                                  ----------------------------------------------------------------

                                  MONEY MKT    INTERMEDIATE    GROWTH &       S & P    DISCIPLINE
                                    FUND           FUND      INCOME FUND       500     EQUITY FUND
                                  ----------    -----------    ----------   ---------   ----------
    ASSETS
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds  $         -   $    917,606   $ 3,261,998  $  341,353  $ 4,051,863
   Plymouth Rubber Company Stock           -              -             -           -            -
   Participant Notes Receivable            -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Investments                     -        917,606     3,261,998     341,353    4,051,863
                                  ----------    -----------    ----------   ---------   ----------

RECEIVABLES:
   Employer's Contribution                 -              -             -           -            -
   Participant's Contribution              -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Receivables                     -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

CASH                               2,002,581              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------
     Total Assets                  2,002,581        917,606     3,261,998     341,353    4,051,863
                                  ----------    -----------    ----------   ---------   ----------
 LIABILITIES

LIABILITIES                                -              -             -           -            -
                                  ----------    -----------    ----------   ---------   ----------

NET ASSETS AVAILABLE
    FOR BENEFITS                 $ 2,002,581   $    917,606   $ 3,261,998  $  341,353  $ 4,051,863
                                  ==========    ===========    ==========   =========   ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                     December 31, 2001

                                               PARTICIPANT DIRECTED
                                   -----------------------------------------------------------------------------
                                                                           PARTICIPANT
                                       LS     PRC A STOCK   PRC B STOCK      NOTES
                                    BALANCED      FUND          FUND       RECEIVABLE      OTHER        TOTAL
                                   ---------    --------     ---------     ----------     --------   -----------
INVESTMENTS, AT FAIR VALUE:
   Common Stocks & Mutual Funds   $   49,840  $        -    $        -    $         -    $       -  $  8,622,660
   Plymouth Rubber Company Stock           -      41,790         9,082              -            -        50,872
   Participant Notes Receivable            -           -             -        655,960            -       655,960
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Investments                49,840      41,790         9,082        655,960            -     9,329,492
                                   ---------    --------     ---------     ----------     --------   -----------
RECEIVABLES:
   Employer's Contribution                 -           -             -              -            -             -
   Participant's Contribution              -           -             -              -       61,502        61,502
                                   ---------    --------     ---------     ----------     --------   -----------
     Total Receivables                     -           -             -              -       61,502        61,502
                                   ---------    --------     ---------     ----------     --------   -----------

CASH                                       -           -             -              -            -     2,002,581
                                   ---------    --------     ---------     ----------     --------   -----------

     Total Assets                     49,840      41,790         9,082        655,960       61,502    11,393,575
                                   ---------    --------     ---------     ----------     --------   -----------

 LIABILITIES

LIABILITIES                                -           -             -              -            -             -
                                   ---------    --------     ---------     ----------     --------   -----------

NET ASSETS AVAILABLE
    FOR BENEFITS                  $   49,840  $   41,790    $    9,082    $   655,960    $  61,502  $ 11,393,575
                                   =========    ========     =========     ==========     ========   ===========

                                       12

                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2002

                                                     PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------

                                       MONEY MKT    INTERMEDIATE     GROWTH &       S & P     DISCIPLINE
                                         FUND           FUND       INCOME FUND       500      EQUITY FUND
                                       ---------      ---------    ---------       -------     ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments     $         -     $   29,038  $   (86,198)    $ (15,356)   $  (405,979)
  Net Realized Gain on Sale of
    Investments                                -          1,219     (716,509)      (72,523)      (530,076)
  Dividends                               26,913         43,890        2,121         3,817         41,503
  Interest                                     -              -            -             -              -
  Employee Rollover                            -              -            -             -              -
                                       ---------      ---------    ---------       -------     ----------
          Total Investment Income         26,913         74,147     (800,586)      (84,062)      (894,552)
                                       ---------      ---------    ---------       -------     ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                   -              -            -             -              -
  Participants'                          110,679         78,168      245,081        31,865        325,372
  Employer's                                   -              -            -             -              -
                                       ---------      ---------    ---------       -------     ----------
          Total Contributions            110,679         78,168      245,081        31,865        325,372
                                       ---------      ---------    ---------       -------     ----------

          Total Additions                137,592        152,315     (555,505)      (52,197)      (569,180)
                                       ---------      ---------    ---------       -------     ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS            568,938        123,419      210,236         3,584        228,573
INVESTMENT FEES                              615            277          633            69            872
                                       ---------      ---------    ---------       -------     ----------
          Total Deductions               569,553        123,696      210,869         3,653        229,445
                                       ---------      ---------    ---------       -------     ----------
INTERFUND TRANSFERS                      112,619         60,095      (71,408)       (2,720)      (134,027)
                                       ---------      ---------    ---------       -------     ----------

          Net Increase (Decrease)       (319,343)        88,714     (837,782)      (58,570)      (932,652)
                                       ---------      ---------    ---------       -------     ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                      2,002,581        917,606    3,261,998       341,353      4,051,863
                                       ---------      ---------    ---------       -------     ----------
END OF YEAR                          $ 1,683,239    $ 1,006,320  $ 2,424,216     $ 282,783    $ 3,119,211
                                       =========      =========    =========       =======     ==========

CONTINUED


                                 PLYMOUTH RUBBER COMPANY
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2002

                                                               PARTICIPANT DIRECTED
                                        ---------------------------------------------------------------------------
                                                                              PARTICIPANT
                                            LS     PRC A STOCK   PRC B STOCK     NOTES
                                        BALANCED      FUND          FUND      RECEIVABLE      OTHER         TOTAL
                                        ---------   --------    ----------    ---------      --------    ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments      $    (3,352) $ (10,694)   $     (188)  $        -      $      -  $   (492,729)
  Net Realized Gain on Sale of
    Investments                            (4,468)    10,322         1,356            -             -    (1,310,679)
  Dividends                                 1,674          -             -            -             -       119,918
  Interest                                      -          -             -       33,116             -        33,116
  Employee Rollover                             -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Investment Income          (6,146)      (372)        1,168       33,116             -    (1,650,374)
                                        ---------   --------    ----------    ---------      --------    ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                    -          -             -            -             -             -
  Participants'                            15,489     14,296         3,153            -         4,358       828,461
  Employer's                                    -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Contributions              15,489     14,296         3,153            -         4,358       828,461
                                        ---------   --------    ----------    ---------      --------    ----------

          Total Additions                   9,343     13,924         4,321       33,116         4,358      (821,913)
                                        ---------   --------    ----------    ---------      --------    ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS                 815      2,628           414       64,861             -     1,203,468
INVESTMENT FEES                               135          -             -            -             -         2,601
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Deductions                    950      2,628           414       64,861             -     1,206,069
                                        ---------   --------    ----------    ---------      --------    ----------

INTERFUND TRANSFERS                        28,804      1,172           238        5,227             -             -
                                        ---------   --------    ----------    ---------      --------    ----------

          Net Increase (Decrease)          37,197     12,468         4,145      (26,518)        4,358    (2,027,982)
                                        ---------   --------    ----------    ---------      --------    ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                          49,840     41,790         9,082      655,960        61,502    11,393,575
                                        ---------   --------    ----------    ---------      --------    ----------
END OF YEAR                           $    87,037  $  54,258    $   13,227   $  629,442     $  65,860  $  9,365,593
                                        =========   ========    ==========    =========      ========    ==========


                                 PLYMOUTH RUBBER CO., INC.
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2001

                                                     PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------

                                       MONEY MKT   INTERMEDIATE   GROWTH &         S & P     DISCIPLINE
                                         FUND          FUND      INCOME FUND        500      EQUITY FUND
                                       ---------     --------    ---------       -------     ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments     $         -     $  2,659  $  (331,911)    $ (26,514)   $  (124,509)
  Net Realized Gain on Sale of
    Investments                                -        3,235      (59,080)      (27,327)      (385,911)
  Dividends                               83,247       55,496          188         5,005         33,626
  Interest                                     -            -            -             -              -
  Employee Rollover                        1,338            -            -             -              -
                                       ---------     --------    ---------       -------     ----------
          Total Investment Income         84,585       61,390     (390,803)      (48,836)      (476,794)
                                       ---------     --------    ---------       -------     ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                   -            -            -             -              -
  Participants'                          142,673       65,961      289,092        32,773        404,863
  Employer's                                   -            -            -             -              -
                                       ---------     --------    ---------       -------     ----------
          Total Contributions            142,673       65,961      289,092        32,773        404,863
                                       ---------     --------    ---------       -------     ----------

          Total Additions                227,258      127,351     (101,711)      (16,063)       (71,931)
                                       ---------     --------    ---------       -------     ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS            677,703       50,891      259,317        69,657        239,641
INVESTMENT FEES                              531          265          526            39            833
                                       ---------     --------    ---------       -------     ----------
          Total Deductions               678,234       51,156      259,843        69,696        240,474
                                       ---------     --------    ---------       -------     ----------
INTERFUND TRANSFERS                      541,896      309,224     (421,198)      (35,818)      (331,772)
                                       ---------     --------    ---------       -------     ----------

          Net Increase (Decrease)         90,920      385,419     (782,752)     (121,577)      (644,177)
                                       ---------     --------    ---------       -------     ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                      1,911,661      532,187    4,044,750       462,930      4,696,040
                                       ---------     --------    ---------       -------     ----------
END OF YEAR                          $ 2,002,581    $ 917,606  $ 3,261,998     $ 341,353    $ 4,051,863
                                       =========     ========    =========       =======     ==========


CONTINUED


                                 PLYMOUTH RUBBER CO., INC.
                RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                           Year Ended December 31, 2001

                                                               PARTICIPANT DIRECTED
                                        ---------------------------------------------------------------------------
                                                                              PARTICIPANT
                                            LS     PRC A STOCK   PRC B STOCK     NOTES
                                        BALANCED      FUND          FUND      RECEIVABLE      OTHER         TOTAL
                                        ---------   --------    ----------    ---------      --------    ----------
  ADDITIONS
INVESTMENT INCOME:
  Net Unrealized Appreciation
    in Fair Value of Investments      $    (3,171) $(115,636)   $  (23,136)  $        -      $      -  $   (622,218)
  Net Realized Gain on Sale of
    Investments                            (2,274)   (10,284)         (519)           -             -      (482,160)
  Dividends                                 1,513          1             1            -             -       179,077
  Interest                                      -          -             -       52,462             -        52,462
  Employee Rollover                         1,338          -             -            -             -         1,388
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Investment Income          (3,932)  (125,919)      (23,654)      52,462             -      (871,501)
                                        ---------   --------    ----------    ---------      --------    ----------

CONTRIBUTIONS:
  Transfer of Employee Directed
       Funds                                    -          -             -            -             -             -
  Participants'                             7,777     18,023         3,346            -       (37,699)      926,809
  Employer's                                    -          -             -            -             -             -
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Contributions               7,777     18,023         3,346            -       (37,699)      926,809
                                        ---------   --------    ----------    ---------      --------    ----------

          Total Additions                   3,845   (107,896)      (20,308)      52,462       (37,699)       55,308
                                        ---------   --------    ----------    ---------      --------    ----------

DEDUCTIONS


BENEFITS PAID TO PARTICIPANTS               1,604      2,481           176      123,957             -     1,425,427
INVESTMENT FEES                                 5          -             -            -             -         2,199
                                        ---------   --------    ----------    ---------      --------    ----------
          Total Deductions                  1,609      2,481           176      123,957             -     1,427,626
                                        ---------   --------    ----------    ---------      --------    ----------

INTERFUND TRANSFERS                        29,228    (17,643)          (71)     (73,846)            -             -
                                        ---------   --------    ----------    ---------      --------    ----------

          Net Increase (Decrease)          31,464   (128,020)      (20,555)    (145,341)      (37,699)   (1,372,318)
                                        ---------   --------    ----------    ---------      --------    ----------

NET ASSETS AVAILABLE FOR BENEFITS


BEGINNING OF YEAR                          18,376    169,810        29,637      801,301        99,201    12,765,893
                                        ---------   --------    ----------    ---------      --------    ----------
END OF YEAR                           $    49,840  $  41,790    $    9,082   $  655,960     $  61,502  $ 11,393,575
                                        =========   ========    ==========    =========      =========   ==========


                           PLYMOUTH RUBBER COMPANY
            RETIREMENT SAVINGS AND PROFIT SHARING PLAN AND TRUST

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                         December 31, 2002 and 2001


                               December 31, 2002         December 31, 2001
                            -----------------------  ------------------------
  # OF
SHARES  NAME OF INVESTMENTS    COST        MARKET       COST         MARKET
                            ----------   ----------   ----------   ----------
MUTUAL FUNDS:

 99,439  Intermediate Fund $   972,522  $ 1,006,320  $   912,846  $   917,606

161,938  Growth and Income
           Fund              3,392,672    2,424,216    3,513,946    3,261,998

 19,489  S & P 500             441,126      282,783      427,174      341,353

448,163  Disciplined Equity
           Fund              5,945,741    3,119,211    6,348,317    4,051,863

  9,586  LS Balanced            98,640       87,037       56,974       49,840
                            ----------   ----------   ----------   ----------
  TOTALS - MUTUAL FUNDS    $10,850,701  $ 6,919,567  $11,259,257  $ 8,622,660
                            ==========   ==========   ==========   ==========

PARTY-IN-INTEREST INVESTMENTS:

 36,172  Plymouth Rubber Co.,Inc.
         - Class A Common  $   142,879  $    54,258  $   140,733  $    41,790

 15,561  Plymouth Rubber Co., Inc.
         - Class B Common       78,314       13,227       75,526        9,082
                            ----------   ----------   ----------   ----------
  SUBTOTALS - PARTY-IN-
     INTEREST INVESTMENTS  $   221,193  $    67,485  $   216,259  $    50,872
                            ==========   ==========   ==========   ==========

  NOTES RECEIVABLE - PARTICIPANTS

  Notes Receivable -
     Participants          $   629,442  $   629,442  $   655,960  $   655,960
                            ==========   ==========   ==========   ==========
     Interest Rates:at Market

                                   SIGNATURES





The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934,the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned thereunto duly authorized.



Plymouth Rubber Company Retirement
Savings and Profit Sharing Plan and Trust

              /S/ Joseph J. Berns
                  Joseph J. Berns
                  Plan Administrator

Date:   June 24, 2003